UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTSRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-55716
______________

Trilogy International Partners Inc.
(Exact name of registrant as specified in its charter)
______________

155 108th Avenue NE, Suite 400, Bellevue, Washington 98004, (425) 458-5900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Trilogy International Partners Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRILOGY INTERNATIONAL PARTNERS INC.

Date: March 28, 2024	By:	/s/ Bradley J. Horwitz
	Name:	Bradley J. Horwitz
	Title:	President, Chief Executive Officer and Chief Financial Officer